EMPLOYMENT AGREEMENT

This Employment Agreement (this “Agreement”) is made this 1st day of July, 2010 (the “Effective Date”), by and between MISSION COMMUNITY BANCORP (the “Company”), having a principal place of business at 3380 South Higuera Street, San Luis Obispo, California  93401, and JAMES W. LOKEY (“Executive”), whose residence address is 2490 Nightshade Place, Arroyo Grande, CA  93420, with reference to the following:

R E C I T A L S

WHEREAS, the Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of California with power to own property and carry on its business as it is now being conducted;

WHEREAS, the Company serves as the bank holding company for Mission Community Bank (the “Bank”), a state-chartered banking corporation duly organized, validly existing, and in good standing under the laws of the State of California, with power to own property and carry on its business as it is now being conducted;

WHEREAS, the Company desires to continue to avail itself of the skill, knowledge, and experience of Executive in order to insure the successful management of its business;

WHEREAS, the Company desires to employ Executive in the capacity of Chairman of the Board of Directors and Chief Executive Officer of the Company, and Executive desires to accept such employment;

WHEREAS, it is the intention of the parties to enter into this Agreement setting forth the terms of such employment.

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, and intending to be legally bound, the parties agree as follows:

A G R E E M E N T

A.           TERM OF EMPLOYMENT

1.           Term.  The Company hereby employs Executive and Executive hereby accepts employment with the Company for the period commencing on July 1, 2010 and terminating on June 30, 2013, unless terminated earlier as provided for in this Agreement (the “Term”).  Where used herein, “Term” shall refer to the entire period of employment of Executive by the Company hereunder, whether for the period provided above, including any extensions thereof, or whether terminated earlier as hereinafter provided.  This Agreement and the obligations of the Company hereunder are subject to receipt of the approval or a statement of non-objection to the Agreement respecting the Agreement from the Federal Reserve Bank of San Francisco.

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    B.           DUTIES OF EXECUTIVE

1.           Duties.  Executive shall perform the duties of Chairman of the Board of Directors and Chief Executive Officer of the Company, subject to the powers by law vested in the Board of Directors of the Company and in the Company’s shareholders.  The duties of Executive may be changed from time to time by the mutual consent of Executive and Company without resulting in a rescission of this Agreement.  Notwithstanding any such change from the duties specified above, or hereafter assigned, the employment of Executive shall be construed as continuing under this Agreement; provided, however, any material changes in Executive’s duties, without Executive’s consent, shall be construed as a termination of Executive without cause.  Without limiting the foregoing, Executive also agrees to hold the position of Chairman of the Board or another mutually agreeable executive position with the Bank as the Bank or the Company may direct without payment of additional compensation.  During the Term, Executive shall perform the services herein contemplated to be performed by Executive faithfully, diligently, and to the best of Executive’s ability, consistent with the highest and best standards of the banking industry and in compliance with all applicable laws and the Company’s Articles of Incorporation, Bylaws, and internal written policies.  The time devoted by Executive to such services shall be appropriate in light of the nature and scope of Executive’s services as reasonably determined by the Board of Directors of the Company and Executive from time to time.  Executive shall also be nominated by the Boards of Directors of the Company and the Bank to serve as a director of the Company and the Bank during the Term.

2.           Conflicts of Interest.  Except as permitted by the prior written consent of the Board of Directors of the Company, Executive shall not directly or indirectly render any services of a business, commercial, or professional nature, to any other person, firm, or corporation, whether for compensation or otherwise, which are in conflict with the Company’s or the Bank’s interests, policies or procedures.

C.           COMPENSATION

1.           Base Salary.  For Executive’s services hereunder, commencing July 1, 2010, the Company shall pay or cause to be paid as annual base salary to Executive the sum of not less than Two Hundred Fifty Thousand Dollars ($250,000) for each year (i.e., 12-month period) of the Term (the “Base Salary”).  Said salary shall be payable in equal installments in conformity with the Company’s normal payroll periods.  Annual increases, if any, commencing July 1, 2011, may be made in the sole discretion of the Board of Directors.

2.           Bonuses.  Any bonuses shall be as determined by the Company’s Board of Directors, in its sole discretion.

3.           Consulting Fee.  In recognition of Executive’s substantial consulting services to the Company prior to the Effective Date, the Company shall pay or cause to be paid as a consulting fee to Executive upon execution of this Agreement a one time payment equal to Forty One Thousand Six Hundred Sixty Seven Dollars ($41,667).

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     D.           EXECUTIVE BENEFITS

1.           Vacation and Sick Pay.  Executive shall be entitled to four (4) weeks vacation during each year of the Term.  Any vacation time not used may be accumulated in accordance with the Company’s Personnel Policy.  Executive shall also be entitled to sick pay in accordance with the Company’s Personnel Policy.

2.           Group Medical and Life Insurance Benefits.  The Company shall provide for Executive, at Company’s expense, participation in the Company’s existing medical, dental, vision, accident, health and life insurance benefits in accordance with benefits provided to Company employees generally, but at a level commensurate with other officers of the Company.  The Company’s liability to Executive for any breach of this Paragraph D.2 shall be limited to the amount of premiums required hereunder to be payable by the Company to obtain or maintain, as applicable, the coverages contemplated herein.

3.           Stock Options.  By separate stock option agreement the Company shall grant Executive an option to purchase up to 100,368 shares of the Company’s common stock, which option shall be granted as of the Effective Date.  The exercise price per share shall be equal to $5.00 per share, which the parties agree is not less than the fair market value per share of the common stock of the Company on the date of grant.  The term of the option shall be ten years and shall vest in annual installments of one-third (1/3) per year over a period of three (3) years, with the first such installment to vest one year after the Effective Date and with subsequent installments vesting on the second and third anniversaries of the Effective Date.  The option shall be a non-qualified option for purposes of the Internal Revenue Code of 1986.  The stock option agreement shall set forth additional terms for such option.

4.           Additional Benefits.  Executive shall be entitled to participate in all programs, rights and benefits for which Executive is otherwise entitled under any 401(k) plan, bonus plan, incentive plan, participation plan, extra compensation plan, pension plan, profit sharing plan, savings plan, life, medical, dental, other health care, disability or other insurance plan or policy or other plan or benefit the Company may provide for senior executives or for employees of the Company generally, from time to time, in effect during the Term.

E.           REIMBURSEMENT FOR BUSINESS EXPENSES

1.           Business Expenses.  Executive shall be entitled to reimbursement by the Company for any ordinary and necessary business expenses and reasonable trade association expenses incurred by Executive in the performance of Executive’s duties and in acting for the Company during the Term, which types of expenditures shall be determined by the Board of Directors, provided that:

(a)           Each such expenditure is of a nature qualifying it as a proper deduction on the federal and state income tax returns of the Company as a business expense and not as deductible compensation to Executive; and

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(b)           Executive furnishes to the Company adequate records and other documentary evidence required by federal and state statutes and regulations issued by the appropriate taxing authorities for the substantiation of such expenditures as deductible business expenses of the Company and not as deductible compensation to Executive.

2.           Reimbursement.  Executive agrees that, if at any time payment made to Executive by the Company for business expense reimbursement shall be disallowed in whole or in part as deductible business expense by the appropriate taxing authorities, the amount so disallowed shall be treated as taxable compensation to Executive.

F.           TERMINATION

1.           Termination for Cause.  The Company may terminate Executive’s employment at any time by action of the Board of Directors for “cause” if:

(a)           Executive fails to perform or habitually neglects the duties which Executive is required to perform hereunder;

(b)           if Executive engages in illegal activity which materially adversely affects the Company’s reputation in the community or which evidences the lack of Executive’s fitness or ability to perform Executive’s duties as reasonably determined by the Board of Directors, in good faith;

(c)           Executive commits any act which would cause termination of coverage under the Bank’s Bankers’ Blanket Bond as to Executive or as to the Bank as a whole;

(d)           any regulatory authority having supervisory authority over the Company exercises its cease and desist or removal powers to remove Executive from office or advises the Company that Executive should be removed from office;

(e)           if the Bank is closed by or taken over by the California Commissioner of Financial Institutions or other supervisory authority, including the Federal Deposit Insurance Corporation;

(f)           in the event of Executive’s death, or if Executive is found to be physically or mentally incapable of performing Executive’s duties for a period of ninety (90) days or greater by the Board of Directors, in good faith; or

(g)           any other act or omission which would constitute “cause” under California law occurs.  Such termination shall not prejudice any remedy which the Company may have at law, in equity, or under this Agreement.

Termination pursuant to this Paragraph F.1 shall become effective two (2) days after written notice of termination.

2.           [Intentionally Deleted].

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3.           Termination Without Cause.  Notwithstanding anything to the contrary contained herein, it is agreed by the parties hereto that either the Company or Executive may at any time elect to terminate Executive’s employment by the Company for any reason.  Such termination shall be effective upon the giving of not less than five (5) days prior written notice where the Company is terminating Executive’s employment and upon the giving of not less than sixty (60) days’ prior written notice where Executive is terminating his employment hereunder.

4.           Expiration of Term Without Renewal.  If the Company is unwilling, for any reason whatsoever, to enter into a new employment agreement with Executive at the expiration of the full Term, or Executive and the Company are unable to reach a mutually agreeable contract prior to the expiration of a full Term, or Executive decides to retire or to take employment elsewhere at the expiration of the full Term, then Executive’s employment with the Company shall terminate at the end of the full Term.

5.           Effect of Termination.

(a)           In the event Executive’s employment with the Company is terminated for any of the reasons specified in Paragraphs F.1 or F.3 (as a result of Executive’s election to terminate) of this Agreement, Executive shall be entitled to (i) the Base Salary earned by Executive prior to the date of termination, computed pro rata up to and including that date, and (ii) accrued but unused vacation time, but Executive shall be entitled to no further compensation or benefits otherwise provided for or contemplated under this Agreement.

(b)           In the event Executive’s employment with the Company is terminated pursuant to Paragraph F.3 of this Agreement (as a result of the Company’s election to terminate), Executive shall be entitled to (i) the Base Salary earned by Executive prior to the date of termination, computed up to and including that date, (ii) accrued but unused vacation time, and (iii) an amount equal to twelve (12) months of Executive’s Base Salary in effect immediately prior to the date of termination, payable in equal installments over twelve (12) months in accordance with the Company’s normal payroll periods.

(c)           The payment of such benefits shall discharge the Company from any further liability to Executive under this Agreement.

(d)           In the event Executive’s employment with the Company and the Term are terminated pursuant to Paragraph F of this Agreement, the provisions of Paragraph G hereof shall survive said termination and shall inure to the benefit of and be binding upon the parties hereto and their respective executors, administrators, successors and assigns.

(e)           In the event Executive’s employment with the Company is terminated in accordance with this Paragraph F of this Agreement (whether by Executive or the Company) and at such time Executive is a member of the Board of Directors of the Company, the Bank or any subsidiary thereof, or holds any other office thereof, Executive shall, and hereby agrees to, tender Executive’s resignation from the Board of Directors of the Company, the Bank and all subsidiaries thereof and any committees thereof and all other offices of the Company, the

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Bank and all subsidiaries thereof then held by Executive effective on the date of termination.  If such resignation is not received by the Company within three (3) days after the date of termination, Executive hereby authorizes and directs the Board of Directors of all such entities to consider the failure to so act as Executive’s resignation from all said positions effective as of the date of termination.

6.           EESA Provisions.

(a)           The Company has entered into agreements with the U.S. Treasury Department (“UST”) under which the Company has issued preferred shares to the UST as part of the Troubled Assets Relief Program Capital Purchase Program (“CPP”) established under the Emergency Economic Stabilization Act of 2008 (“EESA”).  Executive is a Senior Executive Officer (as such term is defined under EESA), has determined that the Company’s participation in the CPP is of material benefit to Executive, and agrees to abide by all terms of EESA restricting payment of compensation to Executive.

(b)           EESA imposes certain restrictions on employment agreements, severance, bonus and incentive compensation, stock options and awards, and other compensation and benefit plans and arrangements (“Plans”) maintained by the Company and its affiliates and requires that such restrictions remain in place for so long as the UST holds any debt or equity securities issued by the Company.  The parties hereby agree that all Plans providing benefits to Executive shall be construed and interpreted at all times that the UST maintains any debt or equity investment in the Company in a manner consistent with EESA, and all such Plans shall be deemed to have been amended as determined by the Company so as to comply with the restrictions imposed by EESA.  Executive recognizes that such changes may result in the reduction or elimination of benefits otherwise provided to Executive under this Agreement or any other Plan, including specifically Executive’s severance benefits under Subparagraph F.5(b).  Notwithstanding any other terms of this Agreement or any other Plan providing benefits to Executive, to the extent that any provision of this Agreement or any other Plan is determined by the Company, to be subject to and not in compliance with EESA, including the timing, amount or entitlement of Executive to any payment of severance, bonus or any other amounts, such provisions shall be interpreted and deemed to have been amended to comply with the terms of EESA.  Without limiting the foregoing, any “golden parachute payment’ provided under this Agreement or any other Plan, as defined for purposes of EESA and Section 280(G)(e) of the Internal Revenue Code of 1986, as amended (“Code”), shall be prohibited and aggregate severance payments and benefits due as a result of Executive’s “involuntary termination” of employment as defined for purposes of EESA and the Code or in connection with any bankruptcy filing, insolvency or receivership of the Company, the Bank or certain other entities shall be limited to an amount not exceeding three (3) times Executive’s “base amount” as defined in Section 280G(b)(3) of the Code.  The parties hereto further agree that (i) Executive shall at no time be entitled to receive any compensation based upon incentives that encourage Executive to take unnecessary and excessive risks on behalf of the Company; (ii) Executive shall promptly repay the Company or any other affiliated entity compensating Executive, within thirty (30) days of demand, the amount of any bonus or incentive compensation paid to Executive based upon statements of earnings, gains or other criteria that are later determined to be materially inaccurate; and (iii) all golden parachute payments to Executive are prohibited.

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7.           Section 409A Limitation.  It is the intention of the Company and Executive that the severance and other benefits payable to the Executive under this Agreement either be exempt from, or otherwise comply with, Section 409A (“Section 409A”) of the Code.  Notwithstanding any other term or provision of this Agreement, to the extent that any provision of this Agreement is determined by the Company, with the advice of its independent accounting firm or other tax advisors, to be subject to and not in compliance with Section 409A, including, without limitation, the definition of “change in control” or the timing of commencement and completion of severance benefit and/or other benefit payments to the Executive hereunder in connection with a merger, recapitalization, sale of shares or other “change in control,” or the amount of any such payments, such provisions shall be interpreted in the manner required to comply with Section 409A.  The Company and Executive acknowledge and agree that such interpretation could, among other matters, (i) limit the circumstances or events that constitute a “change in control;” (ii) delay for a period of six (6) months or more, or otherwise modify the commencement of severance and/or other benefit payments; and/or (iii) modify the completion date of severance and/or other benefit payments.  The Company and Executive further acknowledge and agree that if, in the judgment of the Company, with the advice of its independent accounting firm or other tax advisors, amendment of this Agreement is necessary to comply with Section 409A, the Company and Executive will negotiate reasonably and in good faith to amend the terms of this Agreement to the extent necessary so that it complies (with the most limited possible economic effect on the Company and Executive) with Section 409A.  For example, if this Agreement is subject to Section 409A and it requires that severance and/or other benefit payments must be delayed until at least six (6) months after Executive terminates employment, then the Company and Executive would delay payments and/or promptly seek a written amendment to this Agreement that would, if permissible under Section 409A, eliminate any such payments otherwise payable during the first six (6) months following Executive’s termination of employment and substitute therefor a lump sum payment or an initial installment payment, as applicable, at the beginning of the seventh (7th) month following Executive’s termination of employment which in the case of an initial installment payment would be equal in the aggregate to the amount of all such payments thus eliminated.

G.           GENERAL PROVISIONS

1.           Trade Secrets.  During the Term, Executive will have access to and become acquainted with what Executive and the Company acknowledge are trade secrets; to wit, knowledge or data concerning the Company, including its operations and methods of doing business, and the identity of customers of the Bank, including knowledge of their financial condition and their financial needs.  Executive shall not disclose any of the aforesaid trade secrets, directly or indirectly, or use them in any way, either during the Term or for a period of five (5) years after the termination of this Agreement, except as required in the course of Executive’s employment with the Company.

2.           Covenant Not to Interfere.  Executive hereby covenants and agrees that Executive will not during the Term, or for the period during which Executive receives any compensation from the Company, whether pursuant to this Agreement or otherwise, plus an additional period of one (1) year, disrupt, damage, impair or interfere with the business of the

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Company, whether by way of interfering with or raiding its employees, disrupting its relationships with customers or their agents, representatives or vendors, or otherwise.  After termination of employment, Executive is not, however, restricted from being employed by or engaging in a competing business.

3.           Return of Documents.  Executive expressly agrees that all manuals, documents, files, reports, studies, instruments, or other materials used and/or developed by Executive during the Term are solely the property of the Company, and that Executive has no right, title, or interest therein.  Upon termination of this Agreement, Executive or Executive’s representative shall promptly deliver possession of all of said property to the Company in good condition.

4.           Notices.  All notices, demands, or other communications hereunder shall be in writing and shall be delivered in person (professional courier acceptable); or by United States mail, certified or registered, postage prepaid, with return receipt requested; or by facsimile transmission; or otherwise actually delivered, to the addresses for the parties appearing at the inception of this Agreement.  The persons or addresses to which mailings or deliveries shall be made may change from time to time by notice given pursuant to the provisions of this Paragraph G.4.  Any notice, demand, or other communication given pursuant to this Agreement shall be deemed to have been given on the date actually delivered, if delivered in person, three (3) days following the date mailed, if delivered by U.S. mail, or upon written confirmation of transmission, if delivered by facsimile.

5.           Benefit of Agreement.  This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective executors, administrators, successors and assigns.

6.           Review by Counsel.  Executive represents and warrants to the Company that he has had this Agreement reviewed by independent legal counsel of his choice, or if he has not, that he has had the opportunity to do so, and hereby waives any claim, objection, or defense on the grounds that this Agreement has not been reviewed by legal counsel of his choice.

7.           California Law.  This Agreement is to be governed by and construed in accordance with the laws of the State of California.

8.           Captions and Paragraph Headings.  Captions and paragraph headings used herein are for convenience only and are not a part of this Agreement and shall not be used in construing this Agreement.

9.           Invalid Provisions.  Should any provision of this Agreement for any reason be declared invalid, void, or unenforceable by a court of competent jurisdiction, the validity and binding effect of any remaining portion shall not be affected, and the remaining portions of this Agreement shall remain in full force and effect as if this Agreement had been executed with said provisions eliminated.

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10.           Entire Agreement.  This Agreement and the other agreements, plans or documents specifically referred to herein, including the stock option agreement referred to in Paragraph D.4, contain the entire agreement of the parties.  This Agreement supersedes any and all other agreements, either oral or in writing, between the parties with respect to the employment of Executive by the Company.  Each party to this Agreement acknowledges that no representation inducements, promises, or agreements, oral or otherwise, have be made by any party, or anyone acting on behalf of any party, which are not embodied herein, and that no other agreement, statement, premise not contained in this Agreement shall be valid or binding.  This Agreement may not be modified or amended by oral agreement but only by an agreement in writing signed by both the Company and Executive.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

MISSION COMMUNITY BANCORP

By:       /s/  William B. Coy
Name: William B. Coy
Title:    Vice Chairman of the Board

By:     /s/ Gary E. Stemper
Name: Gary E. Stemper
Title: Chairman, Compensation
Committee

EXECUTIVE

/s/  James W. Lokey

JAMES W. LOKEY